

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 20, 2005

Franklin Myers
Cooper Cameron Corporation
1333 West Loop South
Suite 1700
Houston, Texas 77027

     Re: **Cooper Cameron Corporation**
                Form 10-K for the Fiscal Year Ended December 31, 2004
                Filed February 25, 2005
                Form 8-K
                Filed June 3, 2005
                File No. 001-13884

Dear Mr. Myers:

       We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2004, and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Controls and Procedures, page 14

1.   Please revise the disclosures in Item 9A. to conform to those in Item 307 of
        Regulation S-K, as follows:

        •   Disclose your conclusion as to the effectiveness of your disclosure controls
            and procedures as of the end of the period covered by the report;

        •   Expand your conclusion that your disclosure controls and procedures are
            effective in ensuring that information required to be disclosed is "recorded,
            processed, summarized and reported within the time periods specified in the
            SEC's rules and forms," to clarify, if true, that your officers concluded that
            your disclosure controls and procedures are also effective to ensure that
            information required to be disclosed in the reports that you file or submit
            under the Exchange Act is accumulated and communicated to your
            management, including your chief executive officer and chief financial
            officer, to allow timely decisions regarding required disclosure;

        •   Change your reference to the definition of disclosure controls and procedures
            from Exchange Act Rule 13a-14 to Exchange Act Rules 13a-15 and 15d-15.

        Refer to Exchange Act Rule 13a-15 and Section II.F.4 of Management's Reports
        on Internal Control Over Financial Reporting and Certification of Disclosure in
        Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our
        website at <http://www.sec.gov/rules/final/33-8238.htm> for additional guidance.

Management's Discussion and Analysis, page 28 of your 2004 Annual Report to
Stockholders

Costs and Expenses, page 28 of your 2004 Annual Report to Stockholders

2.   You present gross margin exclusive of depreciation and amortization, which
        makes it a non-GAAP financial measure. Accordingly, please provide the
        reconciliation and disclosures required by Item 10(e) of Regulation S-K, and
        rename your non-GAAP measure to avoid confusion with the GAAP measure of
        "gross margin".

Consolidated Financial Statements, page 40 of your 2004 Annual Report to Stockholders

3.   Goodwill is no longer amortized. Refer to SFAS 142. Please tell us why you have recorded accumulated amortization on goodwill and why accumulated amortization has increased from $212,341 at December 31, 2003, to $217,433 at December, 31, 2004, as indicated in Note 6 on page 48. Furthermore, please revise your consolidated financial statements to remove references to accumulated amortization on goodwill.

Notes to Consolidated Financial Statements, page 43 of your 2004 Annual Report to Stockholders

Note 1. Summary of Major Accounting Policies, page 43 of your 2004 Annual Report to Stockholders

4.   Please disclose how you account for the capitalization of software costs and subsequent amortization of those costs.

Note 4. Acquisitions, page 47 of your 2004 Annual Report to Stockholders

5.   We note that you had not completed as of the date you filed your Form 10-K for the year ended December 31, 2004, the purchase price allocation related to your acquisition of Petreco, Inc. on February 27, 2004. Please explain to us in detail why you had not completed the purchase price allocation for Petreco, Inc. by the date you filed your Form 10-K for the year ended December 31, 2004.

6.   Related to your acquisition of Petreco, Inc., we note that you preliminarily recorded goodwill of approximately $68.7 million on the total purchase price of $89.9 million. We further note from your Form 10-Q for the quarter ended March 31, 2005, that you revised your purchase price allocation to record goodwill of $75.7 million. Considering that a significant portion of the Petreco, Inc. purchase price was allocated to goodwill, please advise us of your consideration of paragraphs 39 and A14 of SFAS 141 as it relates to the recognition of intangible assets apart from goodwill. Also, advise us of any intangible assets included in goodwill that do not meet the criteria for recognition apart from goodwill.

<u>Certifications Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002,
Exhibits 31.1 and 31.2</u>

7.   Please conform your Rule 13a-14(a)/15d-14(a) certifications to that found in Item
        601(b)(31) of Regulation S-K. In this regard, please make the following changes:

        - Remove your certifying officers' titles from the first line of the certification,
          and

        - Refer to Form 10-K as "report" and not "annual report".

<u>Form 8-K filed June 3, 2005</u>

8.   Please tell us how you have accounted for the B/S Put Right as contained in the
        Change of Control Agreements with certain of your executive officers in your
        consolidated financial statements for the year ended December 31, 2004. In your
        response, quantify amounts to the extent possible, and provide references to
        specific accounting literature to support your accounting.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
        filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688, or Sandy Eisen at (202) 551-3864, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief

cc: Mr. Ryan Milne
        Ms. Sandy Eisen